UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.

(Name of Subject Company)

WEBMD HEALTH CORP.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

94770V 10 2

(CUSIP Number of Class of Securities)

DOUGLAS W. WAMSLEY, ESQ.

WEBMD HEALTH CORP.

395 HUDSON STREET

NEW YORK, NEW YORK 10014

(212) 624-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

CREIGHTON O’M CONDON, ESQ.

SCOTT PETEPIECE, ESQ.

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE

NEW YORK, NY 10022

(212) 848-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of WebMD Health Corp. (“WebMD” or the “Company”), a Delaware corporation, pursuant to the terms of an Agreement and Plan of Merger dated as of July 24, 2017, among the Company, MH SUB I, LLC (“Parent”), a Delaware limited liability company, and Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Parent. Parent and Purchaser are both affiliates of Internet Brands, a portfolio company of investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P.:

(i)	a joint press release issued by the Company and Internet Brands, dated July 24, 2017, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference;

(ii)	email to the Company’s employees from the Company’s Chief Executive Officer, Steven Zatz, M.D., a copy of which is filed as Exhibit 99.2 and is incorporated hereto by reference, first used or made available on July 24, 2017; and

(iii)	frequently asked questions, a copy of which is filed as Exhibit 99.3 and is incorporated hereto by reference, first used or made available to the Company’s employees on July 24, 2017.

Notice to Investors

This communication is provided for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of WebMD. The tender offer for the outstanding common stock of WebMD has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) at the time the tender offer is commenced, and soon thereafter WebMD will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. WebMD’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information, including the various terms of, and conditions to, the tender offer. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of WebMD at no expense to them. WebMD’s stockholders may obtain copies of these documents (when available) for free at the SEC’s website at www.sec.gov or by contacting Investor Relations at WebMD, 395 Hudson Street, 3rd Floor, New York, NY 10014; telephone number (212) 624-3700.

Forward-Looking Statements

Certain statements in this Schedule 14D-9C may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to, the timing and anticipated completion of the proposed transaction, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of WebMD, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many WebMD stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against WebMD and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; and regulatory submissions.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made. Factors or events that could affect the proposed transaction or cause WebMD’s actual results to differ may emerge from time to time, and it is not possible for WebMD to predict all of them. Except as required by law or regulation, WebMD undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, circumstances or otherwise. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation, those described in Part I, Item 1A. “Risk Factors” in WebMD’s Annual Report on Form 10-K filed with the SEC. WebMD may update risk factors from time to time in Part II, Item 1A. “Risk Factors” in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press Release issued by the Company and Internet Brands, dated July 24, 2017

99.2	Email to the Company’s employees from the Company’s Chief Executive Officer, Steven Zatz, M.D., a copy of which is filed as Exhibit 99.2 and is incorporated hereto by reference, first used or made available on July 24, 2017

99.3	Frequently asked questions, a copy of which is filed as Exhibit 99.3 and is incorporated hereto by reference, first used or made available to the Company’s employees on July 24, 2017